EXHIBIT 99.1
ANNUAL GENERAL MEETING
On June 11, 2010, Sterlite Industries (India) Limited (the “Company”) announced that its 35th Annual General Meeting of shareholders (“AGM”) was held earlier that day. At the AGM, the shareholders of the Company approved and adopted each of the previously announced resolutions contained in the Company’s Notice of the 35th Annual General Meeting, including, but not limited to, the following:
•	a cash dividend of Rs. 3.75 per equity share of par value Rs. 2 each (the “Rs. 2 Shares”) payable on June 16, 2010 to shareholders of record as of May 20, 2010;

•	a split of each of the Rs. 2 Shares into two equity shares of par value Re. 1 each (the “Re. 1 Shares”); and

•	a bonus issue of Re. 1 Shares in the ratio of 1:1 on the Re. 1 Shares.
The register of members and share transfer books of the Company was closed on May 21, 2010 for the purpose of determining the shareholders of the Company entitled for payment of the Company’s dividend.
The record date (the “Record Date”) and effective date were set at June 22, 2010 and June 25, 2010, respectively, for both the stock split and bonus issue. As a result of the combined effect of the stock split and bonus issue, on June 25, 2010, each Rs. 2 Share held by a shareholder on the Record Date will automatically convert into four Re. 1 Shares.
The Company’s American Depositary Shares (“ADSs”), each representing one Rs. 2 Share, are listed and trade on the New York Stock Exchange (“NYSE”) under the symbol “SLT.” In order to give effect to the stock split and bonus issue , the Company expects to change the ADS-to-equity share ratio from one ADS representing one Rs. 2 Share to one ADS representing four Re. 1 Shares effective as of June 25, 2010.
About this Press Release; Forward-Looking Statements
This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of the Company’s securities in any jurisdiction, including the United States, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
This press release contains “forward-looking statements” relating to the proposed cash dividend, stock split and bonus issue. These forward-looking statements are subject to a variety of factors. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than as required under applicable securities laws, the Company does not undertake to update these forward-looking statements.